

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   November 6, 2017

Via E-mail
Mr. Roger Smith
Chief Financial Officer
Ur-Energy Inc.
10758 West Centennial Road, Suite 200
Littleton, Colorado 80127

> **Re: Ur-Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 001-33905**

Dear Mr. Smith:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ John Reynolds

                          John Reynolds
                          Assistant Director
                          Office of Beverages, Apparel and Mining